

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 5, 2017

Mr. Ryan P. Brizek, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099

Re: The Gabelli Heathcare & Wellness[Rx] Trust (333-217151; 811-22021)

Dear Mr. Brizek:

We have reviewed the registration statement on Form N-2 for The Gabelli Heathcare & Wellness[Rx] Trust (the "Fund"), filed on April 5, 2017. We have also reviewed the Fund's Annual Report filed on Form N-CSR for the fiscal year ended December 31, 2016. Based on our review, we have the following comments.

General

1.   Where a comment is made on disclosure in one location, it is applicable to all similar disclosures in the registration statement.

2.   Except as noted, the captions used below correspond to the captions used in the registration statement.

3.   Your response should refer to the page number for the disclosure in question.

4.   Please confirm that the rule 481(e) statement required by N-2 Item 2.3 will be included on the outside back cover page of the Prospectus.

5.   We note that portions of the filing are incomplete. We may have additional comments when you complete the filing in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, and/or on exhibits added in any pre-effective amendments. Information in the pre-effective amendment should reflect updated information as required by Form N-2.

6.   It is our understanding that the Fund obtained a no-action letter dated April 14, 2014 with respect to the use of rule 486(b) to update its registration statements. See The Gabelli Convertible & Income Securities Fund Inc., et al. (pub. avail. April 18, 2014). Please confirm that if the Fund updates its registration statement pursuant to rule 486(b), the Fund will not take down rights offered in this registration statement through rule 497 supplements.

7.   Please advise us if you have submitted or expect to submit an exemptive application or an additional no-action request in connection with your registration statement.

8.   Please confirm in your response letter that FINRA will review the proposed

Ryan P. Brizek, Esq.
May 5, 2017

underwriting terms and arrangements of the offerings to be made pursuant to each Prospectus Supplement. In addition, please indicate supplementally whether the Fund expects to issue securities registered pursuant to this registration statement within twelve months of its effective date. If so, please supplementally identify the types of securities that you intend to issue.

Prospectus

Cover Page

9.	In the second paragraph, under *Investment Objective*:

- In the sentence that reads "[u]nder normal market conditions, the Fund will invest at least 80% of its assets (plus borrowings made for investment purposes) . . . ," consistent with 1940 Act rule 35d-1(a)(2) and (d), change "assets" to "net assets."

- The Fund defines the "healthcare and wellness industries" as companies "primarily engaged in providing products, services and/or equipment related to healthcare, medical, or lifestyle needs (i.e., food, beverage, nutrition and weight management)." "Food" and "beverage," however, without qualification, could include food and beverage not related to healthcare or wellness. Please revise the disclosure to limit this to food and beverage companies that relate only to healthcare or wellness. In addition, please advise the staff supplementally if the Fund invests in food and beverage companies that are not related to healthcare or wellness.

10.	In the third paragraph under *Investment Objective*, the second sentence provides that "shares may be offered at prices and on terms to be set forth in one or more supplements to the Prospectus." Please provide an undertaking on behalf of the Fund to file an unqualified legality opinion and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011), in a post-effective amendment with each take-down from this shelf registration statement.

11.	The Fund currently leverages its capital structure through outstanding issuances of preferred shares, and intends to continue to do so through the issuance of additional shares of preferred securities and notes. At the bolded sentence that reads "[i]nvesting in the Fund's securities involves risk…," please provide a cross reference to the Prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2 and Guidelines to Form N-2, Guide 6.

Prospectus Summary

12.	The Fund's primary investment strategy includes investing in equity securities (such as common stock and preferred stock) and income producing securities (such as fixed income debt securities and securities convertible into common stock). Please describe briefly here, and in greater detail in the "Investment Objective and Policies" and "Risk Factors and Special Consideration" sections of the Prospectus, the Fund's investment in fixed income securities and related risks. Such disclosure should include a description of the types of fixed income debt securities in which the Fund principally invests.

13.	*The Offering* section of the "Prospectus Summary" (p.1) provides details about the offering of common shares, fixed-rate preferred shares, and rights to purchase common or preferred shares. Please also include disclosure about the Notes. Make the same revision at paragraph 4 of the Cover Page.

2

14.   *The Offering* section of the "Prospectus Summary" (p.1) also states that the Fund may offer fixed rate preferred shares, but does not mention offering variable rate preferred shares. At p. 49, however, and in the Prospectus Supplement relating to the preferred shares issuances, the Fund refers to "Variable Rate Preferred Shares" (which have not been mentioned or defined before p. 49). If the Fund intends to offer, or may offer, "Variable Rate Preferred Shares," please add appropriate disclosure here and elsewhere that the Fund discusses fixed rate preferred shares. If the Fund does not intend to offer "Variable Rate Preferred Shares", please delete the references to "Variable Rate Preferred Shares" at p. 49 and in the Prospectus Supplement.

15.   In the second paragraph of the *Investment Objective and Policies* section of the "Prospectus Summary" (p. 2):

- Please repeat the Fund's 80% investment policy.

- Please indicate if derivatives are included in the 80% test.

- If derivatives are included in the 80% test, please confirm and disclose that for purposes of the 80% test the Fund values derivatives at market value.

16.   In the *Dividends and Distributions* section of the "Prospectus Summary," under the *Preferred Share Distributions* sub-section (p. 3), include language similar to the bolded language under *Common Share Distributions*.

17.   In the *Common Share Distributions* sub-section of the "Prospectus Summary" (p. 3):

- The first paragraph contains the sentence "[a]s of June 2015, the Fund pays to its common shareholders a distribution of $0.13 per share each quarter . . . ." Please update this information.

- In the first or second paragraph, please disclose that a return of capital reduces the net asset value of the Fund's common shares which could negatively impact the sale price upon sale of the shares.

- Please include disclosure, similar to that in paragraph two of the *Preferred Share Distributions* sub-section, regarding excess distributions generally being treated as a tax free return of capital (to the extent of the shareholder's basis in the shares), and the impact of that (i.e., the amount treated as a tax free return of capital reducing a shareholder's adjusted tax basis in its shares, thereby increasing the shareholder's potential taxable gain or reducing the potential taxable loss on the sale of the shares).

18.   In the *Risk Factors and Special Considerations* section of the "Prospectus Summary" (pp. 4-11), please add a section disclosing briefly, and in more detail in the "Risk Factors and Special Considerations" section that begins on p. 28, the risks associated with investment in fixed income securities. Please address interest rate risk, liquidity risk, and duration risk associated with fixed income securities in light of current market conditions. See Fund Disclosure Reflecting Risks Related to Current market Conditions, Investment Management Guidance Update 2016-02 (Mar. 2016)**.**

19.   In the *Risk Factors and Special Considerations* section of the "Prospectus Summary," in the *Industry Concentration Risk* sub-section (p. 5):

- Please disclose whether the Fund is concentrated in the healthcare and wellness industries.

- Please explain in plain English what you mean by "global demographic changes" (note that this comes up elsewhere).

20.   In the *Special Risks of Derivative Transactions* sub-section of the *Risk Factors and Special Considerations* section of the "Prospectus Summary" (p. 6), the third sentence provides that "[p]articipation in the options, futures or swaps market and in currency exchange transactions involves investment risks and transaction costs to which the Fund would not be subject absent the use of these strategies." Confirm that the Fund will or may participate in these markets/transactions and remove any markets and transactions in which the Fund will not participate. Please also confirm that you have disclosed the risks associated with each such market or transaction.

21.   In the *Leverage Risk* sub-section of the *Risk Factors and Special Considerations* section of the "Prospectus Summary" (p. 7):

- The first sentence refers to the Fund's use of "financial leverage for investment purposes by issuing preferred shares." Please explain supplementally why this is limited to leverage through the issuance of preferred shares. Given that the Fund engages in borrowing and derivatives, the Fund's leverage would not seem to be so limited..

- The first and second sentences refer to "financial leverage" and "leverage," respectively. In plain English, please disclose what these terms mean.

- The second sentence provides that as of December 31, 2016, the amount of leverage represented approximately 24% of the Fund's total assets. Supplementally, please explain whether the "leverage" referred to in this sentence is derived solely from the issuance of preferred shares as the first sentence might suggest, and how the 24% number was calculated.

- The fourth sentence states that "[t]hese [special risks] include the possibility of greater loss and the likelihood of higher volatility of the NAV of the Fund and the asset coverage for preferred shares." Please explain supplementally what the reference to "asset coverage for preferred shares" refers to, and please clarify this sentence.

22.   In the *Special Risks to Holders of Fixed Rate preferred Shares* sub-section of the *Risk Factors and Special Considerations* section of the "Prospectus Summary" (p. 7), please add risk disclosure associated with the existing issuances of preferred securities.

23.   In the *Market Disruption and Geopolitical Risk* sub-section of the *Risk Factors and Special Considerations* section of the "Prospectus Summary" (p. 9), please ensure that the disclosure is accurate in light of current conditions. For example, is "the ongoing epidemic of the Ebola virus disease in West Africa" still a principal risk?

24.   In the *Management and Fees* section of the "Prospectus Summary" (p. 10):

- If the Fund engages in leverage other than through the issuance of preferred stock, please revise the parenthetical in the sentence that reads "[t]he fee paid by the Fund may be higher when leverage (*i.e.*, in the form of preferred shares) . . . ." to disclose all the types of leverage implicated.

- Please disclose that Gabelli Funds, LLC, the Fund's investment adviser: (i) may have a conflict of interest in determining whether to use or increase the Fund's use of leverage; (ii) will base its decision regarding whether and how much leverage to use for the Fund on its assessment of whether such use of leverage is in the best interests of the Fund; and (iii) will seek to manage that potential conflict by periodically reviewing the Fund's performance and use of leverage with the Board.

Summary of Fund Expenses (pp. 11-12)

25.   Please include a statement in the text before the Fee Table (p.11) that all expenses of the Fund will be born, directly or indirectly, by the common shareholders.

26.   Please explain supplementally the basis for combining the sales loads for common and preferred in one line item under Shareholder Transaction Expenses of the Fee Table (p. 11).

27.   Please revise the Fee Table (p. 11) to reflect the expenses associated with the Fund's issuance of notes and rights, including offering expenses, during the twelve months after the effective date of this registration statement.

28.   Footnote (2) of the Fee Table (p. 11) discloses fees associated with purchase and sale transactions under the Fund's Voluntary Cash Purchase Plan. Please include these fees as a separate line item in the Fee Table rather than solely in a footnote.

29.   Revise the last sentence of footnote (4) to affirmatively state that the Fund has preferred shares outstanding.

30.   In the *Expense Examples* (p. 12), please provide supplementally the Fund's calculations for the numbers in both expense examples.

Use of Proceeds (p. 19)

31.   The last sentence of this section states that "[t]he Investment Adviser may also use the proceeds to call existing series of preferred shares." If it is the Fund's intention to redeem existing series of preferred shares, please make that clear and include the amount that will be used for this purpose. (This comment also applies to the disclosure in the Preferred Prospectus Supplement (P) at *Use of Proceeds* (p. P-5).)

Investment Objective and Policies (pp. 19-28)

32.   Please add disclosure about the fund's investment in fixed-income securities, including:

- the expected average duration and maturity of such investments;

- an explanation of duration and sensitivity to interest rates, including an example (e.g., if a portfolio has a duration of three years, and interest rates increase by 1%, the portfolio would decline in value by approximately 3%);

- an explanation of the difference between maturity and duration.

33.   In the *Options* sub-section under "Investment Objective and Policies" (p. 21), in the first sentence of the first paragraph, after "subject to the guidelines of the Board," please add "and SEC or staff guidance and any other applicable regulatory authority," or words to that effect.

34.   In the *Futures Contracts and Options on Futures* sub-section under "Investment Objective and Policies" (pp. 22-23), the first sentence of the fourth paragraph states that "[i]n the event the Fund sells a put option or enters into long futures contracts . . . an amount of cash, U.S. government securities or other liquid securities equal to the market value of the contract must be deposited and maintained in a segregated account . . . ." (emphasis added.) In the Dreyfus Strategic Investing & Dreyfus Strategic Income no–action letter (pub. avail. June 22, 1987), the staff indicated that "a fund . . . that sells a put option, must establish a segregated account (not with a futures commission merchant or broker) containing [cash or other liquid assets] . . . equal to the . . . the strike price of the put option (less any margin on deposit)." (emphasis added.) The staff also indicated that "a fund with a long position in a futures or forward contract . . . must establish a segregated account (not with a futures commission merchant or broker) containing [cash or other liquid assets] … equal to the purchase price of the contract . . . ." (It is the staff's position that "the purchase price of the contract" in the previous sentence would be the purchase price contained in the contract that the fund will pay.) Please change ". . . equal to the market value of the contract . . ." to the appropriate Dreyfus amounts noted above, or provide the staff with support and explanation for segregating the market value of the contract. Please also indicate to the staff the amounts that the Fund is actually segregating to cover written puts and long futures (e.g., market value of the deliverable, purchase price of the contract, etc.).

35.   In *the Interest Rate Futures Contracts and Options Thereon* sub-section under "Investment Objective and Policies" (p. 24), the last sentence of the second paragraph states that "[t]o the extent the Fund enters into futures contracts for this purpose, it will maintain, in a segregated asset account with the Fund's Custodian, assets sufficient to cover the obligations of the Fund with respect to such futures contracts, which will consist of cash or other liquid securities from its portfolio in an amount equal to the difference between the fluctuating market value of such futures contracts and the aggregate value of the initial margin deposited by the Fund with its Custodian with respect to such futures contracts." While this cover method was approved by the staff for long interest rate futures contracts in the SteinRoe Bond Fund no-action letter (pub. avail. Jan. 18, 1984), if the Fund has a short position, it needs to segregate a different amount, i.e., an amount that, when added to the amounts deposited with an FCM or broker as margin, equals the market value of the instruments or currency underlying the futures contract. Please revise the disclosure accordingly, and confirm that the Fund is complying with these staff cover positions.

Risk Factors and Special Considerations (pp. 28 – 39)

36.   Please make sure that the risks identified in this section are mentioned in the Prospectus Summary and in the Prospectus Supplements, and that the risks identified in the Prospectus Supplements are included here.

37.   In the *Lower Grade Securities* section under "Risk Factors and Special Considerations" (p. 29), please disclose whether the Fund invests in distressed securities (e.g., where the issuer is experiencing financial difficulties or distress at the time of acquisition), and, if so, the related investment risks.

Management of the Fund (pp. 40-41)

      38.   In the last paragraph of the *Investment Advisory Agreement* section under "Management of the Fund" (p. 41), please update the reference to the Fund's semiannual report for the six months ended June 30, 2016 to the Fund's December 31, 2016 annual report.

Description of the Securities (pp. 44 – 54)

      39.   Please disclose if the notes and preferred shares are to be issued with a specified rating by a nationally recognized statistical rating organization.

Repurchase of Common Shares (p. 56)

      40.   Please revise the disclosure regarding the repurchase of common shares consistent with Guidelines to Form N-2, Guide 2. In particular, please provide the more fulsome disclosure required by Guide 2 regarding the Fund's use of debt issuances to finance repurchases.

Rights Offerings (p. 56)

      41.   Please revise the disclosure in the first sentence to clarify that preferred shareholders will not receive subscription rights to purchase common shares, as stated in the first sentence of the section entitled *Exercise of Subscription Rights* (p. 52). Please revise anywhere else in the filing where this is not clear.


Prospectus Supplements


      42.   In each Prospectus Supplement for subscription rights to purchase common shares and preferred shares, please include the conditions noted in the "Rights Offering" section (p. 56) of the Prospectus.


Statement of Additional Information


Investment Restrictions

      43.   Please add "or group of industries" after "any particular industry" in the first sentence of Investment Restriction 1 (p. 13).


Part C – Other Information


      44.   At *Item 25 – Financial Statements and Exhibits* (p. C-2), please file an auditor's consent that is dated less than thirty days prior to the registration statement's date of effectiveness. See Form N-2, Item 25.2, exhibit (n) and Section 4810.3 of the Division of Corporation Finance's Financial Reporting Manual.


Annual Report filed on Form N-CSR for the fiscal year ended December 31, 2016


      45.   The Fund's Form N-CSR, Item 4(e)(2)(c), discloses 100%. This paragraph describes situations where the pre-approval requirement is waived. One of these situations is that the aggregate amount of all such services provided constitutes no more than 5% of the total amount of revenues paid by the audit client to its accountant during the fiscal year in which the services are provided. By disclosing that 100% of the services were approved by the audit committee pursuant to this provision of Regulation

Ryan P. Brizek, Esq.
May 5, 2017

S-X, the Fund does not appear to be in compliance with the provision, as the percentage is in excess of 5%. Please confirm that this disclosure is correct.

*   *   *   *

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action or comment by the SEC staff.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6854 or at Rubensteine@sec.gov.

Sincerely,

/s/ Edward (Ned) Rubenstein

Edward (Ned) Rubenstein
Senior Special Counsel